UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 7)

WILD OATS MARKETS, INC.
(Name of Subject Company)

WILD OATS MARKETS, INC.
(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
(including associated Preferred Stock purchase rights)
(Title of Class of Securities)

96808B107
(CUSIP Number of Class of Securities)

Freya R. Brier
Senior Vice President, General Counsel and Corporate Secretary
1821 30th Street
Boulder, Colorado 80301
(303) 440-5220
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Brian J. McCarthy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 27, 2007, as amended on March 15, 2007, March 22, 2007, April 25, 2007, May 23, 2007, June 6, 2007 and June 19, 2007 (the “Statement”), by Wild Oats Markets, Inc., a Delaware corporation (the “Company”). The Statement relates to the cash tender offer by WFMI Merger Co. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Whole Foods Market, Inc., a Texas corporation (the “Purchaser”), disclosed in a Tender Offer Statement on Schedule TO, dated February 27, 2007, as amended March 14, 2007, March 21, 2007, March 28, 2007, April 25, 2007, May 22, 2007, June 5, 2007, June 18, 2007 and July 20, 2007 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $0.001 per share, of the Company (the “Common Stock”), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Rights”), issued pursuant to the Rights Agreement, dated as of May 22, 1998, as amended, between the Company and Wells Fargo Bank, N.A., as successor in interest to Norwest Bank Minneapolis, N.A, as rights agent (such Common Stock, together with the associated Rights, the “Shares”), at a price of $18.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal, which were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.
Item 4. The Solicitation or Recommendation.
The subsection entitled Background and Reasons for the Company Board of Directors’ Recommendation in Item 4 of the Statement is hereby amended and supplemented as follows:
(a)	The first paragraph directly under the heading “Background of the Offer and Merger” is amended and restated as set forth below.
     In 2004 and 2005, the Company explored a variety of strategic alternatives with a view of enhancing stockholder value, including the possible sale of the Company.
     In 2004, the Company engaged a financial advisor to market and sell a group of stores that at the time the Company believed were not core to its business plan, required substantial investment and were experiencing declining comparable sales. The Company terminated this process in 2005 after failing to receive any meaningful indications of interest for these assets.
     In 2005, the Company engaged a financial advisor which, together with management of the Company, contacted several potential strategic buyers, including companies in the grocery industry, as well as several potential financial buyers, regarding a possible acquisition of the Company as a whole. These discussions led to one preliminary proposal from a potential financial buyer for an acquisition of all of the Company’s capital stock at a per share price that the Company Board determined, in consultation with its financial advisor, was inadequate and ultimately rejected the offer on that basis. While one party in the grocery industry and one party in the packaged foods industry conducted some due diligence on the Company, neither of these potential strategic buyers made a formal proposal to acquire the Company. After canvassing a significant portion of likely buyers and receiving no other formal proposals to acquire the

Company as a whole, the Company terminated the process of seeking out potential strategic and financial buyers in late summer 2005. The current transaction recommended by the Company Board provides per share consideration substantially in excess of the offer the Company received in 2005.
(b)	The information under the heading “Reasons for the Recommendation” beginning with the second paragraph directly under such heading and ending with the third to the last paragraph under such heading is amended and restated as set forth below.
     In the course of reaching the determinations and decisions and making the recommendation described above, the Company Board considered the following positive factors and potential benefits of the Merger and the Merger Agreement, each of which the Company Board believed supported its decision:
•	Eliminate Risks and Uncertainties of Remaining Independent. The fact that the Merger provides stockholders with near term liquidity without exposure to the risks and uncertainties associated with the Company’s business and financial plans and prospects. In particular, the Company Board considered the following principal risks and uncertainties of remaining independent: the ability of the Company to find and retain qualified individuals to fill key management positions, including a permanent CEO and CFO, to develop and implement a new strategic plan for the Company; the substantial capital expenditures required to open new stores and the uncertainty of how such stores will perform given increased competition and industry consolidation; the significant capital investment required to update many of the Company’s older stores where capital has not been invested regularly over time; and the concern that any significant growth would require additional financing that might not be available to the Company on reasonable terms, including in connection with a refinancing of its credit facility, which matures in 2008.

•	Stockholders Receive Significant Premium to Market Price. The fact that the per share merger consideration offers stockholders a significant premium in relation to historical trading prices of the Shares. Specifically, the $18.50 per share price to be paid in cash for each share of the Company’s common stock represents a 17% premium over the closing price of the Company’s common stock on February 20, 2007, the last trading day before the tender offer and the Merger were announced, and a 23% premium over the average closing price of the Company’s common stock for the one month prior to announcement.

•	All Cash Offer Provides Certainty of Value. The fact that the form of consideration to be paid to the holders of Shares in the tender offer and the Merger is cash, providing such holders certainty of value for their Shares.

•	Tender Offer Has Potential Timing Advantages. The fact that the structure of the transaction as a tender offer for all Shares has the potential to allow stockholders to receive the transaction consideration in a relatively short time frame followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the tender offer. The Company Board also considered the business reputation of

WFMI and its management and the substantial financial resources of WFMI and, by extension, Merger Sub, which the Company Board believed supported the conclusion that an acquisition transaction with WFMI and Merger Sub could be completed relatively quickly and in an orderly manner.

•	Receipt of Citigroup Fairness Opinion. The fact that the Company Board received an opinion from its financial advisor, Citigroup, to the effect that, as of the date of their opinion, the cash consideration to be received by holders of Shares pursuant to the tender offer and the Merger is fair from a financial point of view to such stockholders. The full text of the Citigroup opinion which sets forth the procedures followed, the factors considered, the limitations on the review undertaken and the assumptions made by Citigroup in arriving at its opinion is attached hereto as Annex B and is incorporated herein by reference. The Citigroup opinion is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender his Shares in the tender offer or as to any other actions to be taken by any stockholder in connection with the tender offer or the Merger. Stockholders are urged to read the opinion of Citigroup carefully and in its entirety.

•	Favorable Merger Agreement Terms. The fact that the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company, are favorable to the Company’s stockholders. In particular:
•	No Financing Condition. WFMI represents that it has available sufficient cash and committed financing sources to satisfy its obligations to cause Merger Sub to purchase and pay for Shares pursuant to the tender offer and to cause the Surviving Corporation to pay the aggregate Merger Consideration, and that the tender offer and Merger are not subject to a financing condition.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Merger Agreement, while prohibiting the Company and its subsidiaries from, directly or indirectly, (a) soliciting or initiating any inquiries with respect to the submission of any Acquisition Proposal (as that term is defined in the Merger Agreement), (b) participating in any discussions or negotiations regarding, or furnishing to any person any information with respect to, or otherwise cooperating in any way with, or knowingly assisting or participating in, facilitating or encouraging, any effort or attempt by any person to make an inquiry in respect of or make any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (c) entering into any agreement or agreement in principle providing for or relating to an Acquisition Proposal, does not prohibit the Company, prior to the purchase of the Shares pursuant to the tender offer, in response to an unsolicited bona fide written proposal received on or after the date of the Merger Agreement (and not withdrawn), with respect to an Acquisition Proposal from a third party, which did not result from a breach of the forgoing prohibitions, to furnish information to, and negotiate, explore or otherwise engage in substantive discussions with such third party if, and only to the extent that (i) the Company Board, after consultation with and taking into account the advice of its financial advisors and outside legal counsel, determines in good faith that the Company Board would reasonably be likely to breach its fiduciary duties to stockholders under applicable law without taking such action, (ii) prior to taking such action, the Company receives from such person an executed confidentiality agreement having terms no more favorable than the Confidentiality Agreement, (iii) the Company promptly provides to WFMI any non-public information that is provided to the person making such Acquisition

Proposal or its representatives which was not previously provided to WFMI or Merger Sub, (iv) the Company Board, after consultation with and taking into account the advice of its financial advisors and legal counsel, determines in good faith that such proposal would, if accepted, be reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and (v) the proposal would, if consummated, result in a transaction that is more favorable to Company’s stockholders, from a financial point of view, than the transactions contemplated by the Merger Agreement. In addition, at any time prior to the earlier of the purchase of Shares in the tender offer and the time of stockholder approval of the Merger, the Company Board can terminate the Merger Agreement to accept a Superior Proposal, subject to payment of a termination fee.

•	Limited Conditions to the Merger. There are a limited number of conditions in the Merger Agreement to WFMI’s obligations to accept for payment and pay for the Shares tendered pursuant to the tender offer and to consummate the Merger, which increases the likelihood of closing.

•	Change in Recommendation/Termination Right to Accept Superior Proposals. The Merger Agreement provides for the ability of the Company Board under certain circumstances to withdraw, modify or change in a manner adverse to WFMI and Merger Sub, the Company Board Recommendation (as defined in the Merger Agreement) if certain conditions are satisfied. In particular, the Merger Agreement provides that the Company Board may withdraw or modify the Company Board Recommendation, if, prior to the earlier of the time at which WFMI consummates the purchase of tendered Shares pursuant to the tender offer, which we refer to in this proxy as the “Purchase Time,” or the meeting of the Company’s stockholder to consider the Merger Agreement, if any, (i) the Company Board determines in good faith that an Acquisition Proposal is a Superior Proposal for which financing, to the extent required, is then represented by a bona fide commitment letter, and that the failure to so withdraw or modify the Company Board’s recommendation would constitute a breach of its fiduciary duties to the Company’s stockholders under applicable law, (ii) the Company Board has given at least five business days prior written notice to WFMI and Merger Sub of the Company Board’s intent to take such action and provides WFMI and Merger Sub with a reasonable opportunity to respond to any such Superior Proposal, (iii) the Company has fully considered any response by WFMI and Merger Sub and concluded that, notwithstanding such response, such Acquisition Proposal continues to be a Superior Proposal in relation to the transactions contemplated by the Merger Agreement, as the terms thereof may be proposed to be revised by such response, and (iv) any such termination of the Merger Agreement shall be accompanied by payment of the Termination Fee.

•	Extension of Offer Period. The Merger Agreement provides that, under certain circumstances, Merger Sub is required to extend the tender offer beyond the initial expiration date of the tender offer if certain conditions to the consummation of the tender offer are not satisfied as of the initial expiration date of the tender offer or, if applicable, certain subsequent expiration dates and to complete the Merger, subject to stockholder approval at a meeting of stockholders, even if Shares are not acquired in the tender offer as a result of the failure of Company stockholders to tender a majority of the outstanding shares of Common Stock or otherwise.

•	Termination Fee. The termination fee of $15.2 million, or approximately 2.2% of the enterprise value of the Company, that could become payable pursuant to the Merger Agreement under certain circumstances, including in the event that the Company Board terminates the Merger Agreement to accept a Superior Proposal, is not, in the view of Citigroup, a significant deterrent to competing offers.

•	Appraisal Rights. Company stockholders who properly exercise their rights under Delaware law have the ability to seek and be paid a judicially determined appraisal of the “fair value” of their Shares at the completion of the Merger.
     In the course of reaching the determinations and decisions and making the recommendation described above, the Company Board considered the following risks and potentially negative factors relating to the Merger and the Merger Agreement:
•	No Solicitation of Alternative Proposals. The fact that the Company did not solicit alternative proposals from third parties (other than contacting the one financial party that made an offer to acquire the Company in 2005) to determine whether parties other than WFMI would be willing or capable of entering into a transaction with the Company that would provide value to the Company’s stockholders superior to the cash price to be paid pursuant to the tender offer and the Merger. The financial party that was contacted indicated that it was not interested in making an offer for the capital stock of the Company at that time.

•	WFMI Deadline. The fact that Company stockholders might lose the opportunity to receive cash for their Shares at a premium to historical market prices if the Company failed to reach an agreement with WFMI prior to WFMI’s February 21, 2007 deadline.

•	Failure to Close. The fact that, if the transactions contemplated by the Merger Agreement are not consummated, then the costs involved in pursuing the Merger and related transactions (including the diversion of management resources) would not be recouped.

•	Effect of Public Announcement. The fact that public announcement of the Merger may have adverse effects on the Company’s operations, including possible negative effects on the Company’s sales and operating results, and the Company’s ability to attract and retain key management and sales and marketing personnel during the pendency of the transaction.

•	No Participation in Future Profits. The fact that, while the consummation of the Merger gives the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger, consummation of the Merger would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

•	Tax Treatment. The fact that the consideration to be received by the holders of Shares in the tender offer and the Merger would be taxable to such holders for federal income tax purposes.

•	Regulatory Approval and Third Party Consents. The fact that the regulatory approvals and third party consents that may be required to consummate the tender offer and Merger may not be obtained.

•	Pre-Closing Covenants. The fact that the provisions of the Merger Agreement limiting the ability of the Company to take certain actions related to the conduct of its business without the prior written consent of WFMI may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

Item 8. Additional Information.
The subsection entitled Regulatory Approvals in Item 8 of the Statement is hereby amended and supplemented by adding the following paragraph at the end of such subsection:
     On June 27, 2007, the FTC filed an administrative complaint asserting the same substantive issues contained in its complaint filed in district court. A hearing on the matter before an administrative law judge has been scheduled for September 27, 2007.
Item 8 of the Statement is further amended and supplemented by adding the following information to the end of Item 8.
(o)	Extension of Subsequent Offering Period.
On July 20, 2007, Purchaser issued a press release announcing that Merger Sub had extended the expiration date for the Offer until 5:00 p.m., New York City time, on Friday, August 10, 2007. A copy of the press release is filed as Exhibit (a)(11) hereto and is incorporated herein by reference.
The first paragraph directly under subsection (n) of Item 8 is amended by replacing the date June 6, 2007 with June 7, 2007.
Item 9. Exhibits.
Item 9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(11)	Press release issued by the Purchaser on July 20, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Purchaser with the SEC on July 20, 2007).

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WILD OATS MARKETS, INC.
By:	/s/ Gregory Mays
Name:	Gregory Mays
Title:	Chairman of the Board of Directors

Dated: July 23, 2007